June 8, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Frank Wyman
Ibolya Ignat

Re:	Enveric Biosciences, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 31, 2023
File No. 001-38286

Ladies and Gentlemen:

This letter is submitted on behalf of Enveric Biosciences, Inc. (the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated May 15, 2023 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2022 (the “Annual Report”). In connection with this response to the Comment Letter, the Company is contemporaneously submitting via EDGAR an amendment to the Annual Report, responding to the Staff’s comment in the Comment Letter (the “Amendment No. 1”).

The following is the Company’s response to the Comment Letter. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety in italic type, with the Company’s corresponding response set forth immediately under such comment, including, where applicable, a cross-reference to the location of changes made in Amendment No. 1 in response to the Staff’s comment. All page references in the response set forth below refer to page numbers in Amendment No. 1.

Form 10-K for Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements

Note 1. Business and Liquidity and Other Uncertainties

Reverse Stock Split, page F-9

1.	We note your disclosure that on July 14, 2022 you effected a 1-for-50 reverse stock split and that all historical and per share amounts reflected throughout your filing have been adjusted to reflect the reverse stock split. Please clarify whether the adjustments made to your historical 2021 financial statements, which were audited by Friedman LLP, have been audited by your current independent registered public accounting firm. Please advise and provide an updated audit report, as applicable. Refer to Section 4830 of the Division of Corporation Finance’s Financial Reporting Manual as well as the PCAOB Q&A on Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor.

Haynes and Boone, LLP	30 Rockefeller Plaza | 26th Floor | New York, NY 10112 212.659.7300 | haynesboone.com

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

June 8, 2023

The Company acknowledges the Staff’s comment and advises the Staff the Company has filed Amendment No. 1, which includes revised audit reports in response to the Comment Letter. Please see pages F-1 through F-3 of Amendment No. 1.

Please direct any questions or comments concerning this response to the undersigned at (212) 835-4823.

Very truly yours,

/s/ Jayun Koo
Jayun Koo, Esq.

cc:	Joseph Tucker, Enveric Biosciences, Inc. Kevin Coveney, Enveric Biosciences, Inc.